                                                                                                    SECURITIES & EXCHANGE COMMISSION
                                                                                                                     WASHINGTON, D.C. 20549

                                                                                                            NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Tesla Inc.
NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group
ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: ___________________________________________________________________________________________________________________________________________________________

[This reference is to an article from CNN.com available at http://money.cnn.com/2018/05/30/news/companies/musk-tesla-shareholder-vote/index.html. ]

[This reference is to an article from Vox available at  https://www.vox.com/the-big-idea/2018/5/30/17405922/elon-musk-twitter-meltdown-tesla-valuation-bubble-model-3-promises-reality ]